Exhibit 3.03

AMENDED ARTICLE I, SECTION 2

OF

BY-LAWS

OF

BANKGUAM HOLDING COMPANY

Annual Meetings. An annual meeting of shareholders shall be held for the election of directors at such date, time and place, either within or without Guam, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.